December 22, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Katherine Wray
Ji Shin
Frank Knapp
Kathleen Collins

Re:	MuleSoft, Inc.
Draft Registration Statement on Form S-1
Submitted November 18, 2016
CIK No. 0001374684

Ladies and Gentlemen:

On behalf of our client, MuleSoft, Inc. (“MuleSoft” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 15, 2016, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on November 18, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Registration Statement submitted on November 18, 2016), or as otherwise specifically indicated, all page references herein correspond to the page of the revised draft of the Registration Statement.

Prospectus Summary, page 1

1.	Please provide qualitative or quantitative support for the following statements. To the extent such assertions are management’s belief, please clarify.

Page 1:

•	“We are leading a fundamental shift...”

•	“...dramatically increases the longevity of, and return on, these assets.”

•	“Application networks built on Anypoint Platform increase in value as new nodes are added, resulting in network effects that drive increasing speed and agility and lower costs.”

Securities and Exchange Commission

December 22, 2016

Page 90:

•	“We are pioneering the application network category.”

In response to the Staff’s comment, we have revised the disclosure on pages 1, 55 and 80 to provide that the Company is enabling a fundamental shift in organizations’ technology operating models. In addition, we have revised the disclosure on pages 1, 80 and 88 to clarify that the Company’s platform can dramatically increase the longevity of, and return on, existing IT investments.

With respect to the third statement listed above, we supplementally advise the Staff that application networks built on Anypoint Platform increase in value as new nodes are added because each node serves as a building block that can be accessed and reused to create additional applications, each of which becomes a new node on the network. The more building blocks that are available to IT developers across the organization, the greater the complexity, range and number of applications that they can create. These network effects not only drive increasing speed and agility but also lower costs for an organization because they provide IT developers with rapid access to APIs that power the development of new applications.

With respect to the final statement listed above, we have revised the disclosure on pages 18 and 92 to clarify that such statement is management’s belief. While competitors offer certain API management and traditional technology integration services, the Company is not aware of any other single, unified platform that enables the transformation of existing IT assets into reusable, pluggable APIs to form an application network. As such, the Company believes it is reasonable to view itself as a pioneer in the market for application networks.

2.	Please briefly explain the concept of “composability.”

In response to the Staff’s comment, we have revised the disclosure on page 80 to further explain the concept of “composability.”

3.	Please clarify in an appropriate place in the submission whether the Anypoint Platform is able to process all types of data feeds from back-end applications. We note in this regard your references to your platform’s “universal connectivity.”

In response to the Staff’s comment, we have revised the disclosure on pages 86, 87 and 92 to clarify that Anypoint Platform is able to process all types of data feeds from back-end applications.

4.	In the example provided on page 2, you refer to SAP and Salesforce in connection with examples of data inputs. Please explain the qualitative or quantitative bases used to select, as examples, data inputs from these well-known companies, such as the percentage of customers using data inputs from these companies.

We supplementally advise the Staff that the Company selected SAP and Salesforce as representative examples of data inputs used by its customers. Anypoint Platform includes a library of more than 120 out-of-the-box connectors and can also accommodate custom-built connectors, which offers customers the ability to connect and extract all types of data from any source, over any

Securities and Exchange Commission

December 22, 2016

protocol. The Company provides out-of-the-box connectors for commonly used applications such as Adobe, Box, Twitter, Oracle EBS, SAP, and Salesforce. Connectors for SAP and Salesforce are oftentimes used by those customers for which SAP and Salesforce serve as their software providers. While customers can use any number and variety of connectors with Anypoint Platform, the Company selected these examples of data inputs given their relevance to situations in which a customer is using Anypoint Platform to build a customer profile web application.

Our Opportunity, page 3

5.	Please include cross-references here to the first risk factor on page 12, “[t]he market for application networks...” and/or the risk factor on page 19, “[t]he estimates of market opportunity and forecasts of market growth... may prove to be inaccurate...”

In response to the Staff’s comment, we have revised the disclosure on page 3 to include cross-references to the above listed risk factors.

Risk Factors Summary, page 3

6.	The final bullet point in this section refers to the substantial control that a limited number of your shareholders will continue to have over the company following the IPO. Please revise to disclose the percentage of your outstanding common stock that will be held, in the aggregate, by your directors, officers and 5% or greater shareholders following the offering. We note in this regard your risk factor disclosure at the top of page 39.

In response to the Staff’s comment, we have revised the disclosure on page 4 to include the percentage of the Company’s outstanding common stock that will be held, in the aggregate, by the Company’s directors, officers and 5% or greater shareholders following the offering. We supplementally advise the Staff that the Company will disclose the exact percentage in a subsequent amendment to the Registration Statement after the number of shares to be issued in the offering is determined. In addition, we have revised the disclosure throughout the Registration Statement to reflect the dual class common stock structure that the Company intends to adopt in connection with the offering.

Risk Factors

Risks Related to Our Business and Industry

“Our business and results of operations depend substantially...,” page 13

7.	Please clarify whether customers are able to maintain the applications developed using the Anypoint Platform upon the termination of a subscription.

In response to the Staff’s comment, we have revised the disclosure on page 13 to clarify that customers are not entitled to maintain the applications developed using Anypoint Platform after the termination of a subscription.

Securities and Exchange Commission

December 22, 2016

“Interruptions or performance problems associated with our technology...,” page 14

8.	You state that you outsource your cloud infrastructure to Amazon Web Services, and Note 2 to the financial statements indicates you are dependent upon Amazon Web Services. Please tell us what consideration you have given to filing your agreement with Amazon Web Services as an exhibit. See Item 601(b)(10) of Regulation S-K.

We supplementally advise the Staff that, based upon the Company’s review and consideration of its arrangements and relationship with Amazon Web Services (“AWS”), it believes that it is not required to file its agreement with AWS as a material contract. The agreement with AWS is the type of ordinary course arrangement that accompanies the kind of business conducted by the Company and is not a contract upon which the Company’s business is substantially dependent. While AWS is a leading provider of cloud infrastructure, other companies provide comparable offerings, including companies with resources that are equal to or greater than AWS’s, such as AT&T Global Services, Hewlett Packard, Microsoft Azure and Google. In light of the foregoing, the Company believes that several other providers could provide substantially similar services as those provided by AWS. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore, it is not required to file the agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

9.	This risk factor also discloses that you “have experienced, and expect that in the future [you] may experience interruptions, delays and outages in service and availability from time to time...” To the extent there have been any specific instances in which a service interruption had a material impact on your business, please describe such instances and their impact in greater detail, and revise the caption of the risk factor to clarify that you have in fact suffered adverse effects from such interruptions in the past.

We supplementally advise the Staff that, while the Company has experienced minor interruptions in its services from time to time, none of these interruptions had a material impact on its business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 53

10.	You state that your subscription pricing is based primarily on the amount of computing capacity on which your customers run your software. Please tell us whether a metric relating to total computing capacity, revenue per unit computing capacity, or computing capacity per customer is a key metric your management monitors.

We supplementally advise the Staff that the Company’s management does not consider or monitor any metric relating to total computing capacity, revenue per unit of computing capacity, or computing capacity per customer as a key metric.

Securities and Exchange Commission

December 22, 2016

Key Metrics, page 55

11.	Included in the number of customers are customers with which you are negotiating a renewal contract. To the extent the number of customers currently in negotiations is significant to this metric, please tell us when contract renewals typically occur (i.e., before or after the expiration of the existing contract), whether the customer agreements have renewal periods or automatic renewals, and at which point an entity would no longer be considered a customer during the negotiation period.

We supplementally advise the Staff that the Company’s customers typically renew their subscription contracts on or shortly after the expiration of the subscription contract, and those customers that remain in negotiation with the Company do not constitute a significant component of the customers metric. We have revised the disclosure on page 57 to include further discussion of contract renewals in the context of this metric.

Results of Operations

Comparison of the Years Ended December 31, 2014 and 2015

Provision for Income Taxes, page 65

12.	We note that your effective tax rate for fiscal year 2015 was primarily impacted by the intercompany sale of your intellectual property and increases in uncertain tax positions. Please revise to include a discussion of the specific factors that impacted your tax provision. Also, tell us what impact the shift in your IP technology to a foreign subsidiary may have on your future tax provision, and to the extent the historical effective tax rates are not indicative of future results, consider including a discussion of the impact such shift may have on your future results of operations. We refer you to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, we have revised the disclosure on pages 65, 67 and 68 to include a discussion of the specific factors that impacted the Company’s tax provision for the relevant periods and the potential impact of such shift on the Company’s future tax provision.

Securities and Exchange Commission

December 22, 2016

Business, page 78

13.	Please tell us if you depend upon a single or a few customers, the loss of any one or more of which would have a material adverse effect, and if so, provide the disclosure called for by Item 101(c)(1)(vii) of Regulation S-K. We note in this regard disclosures on pages 54 and 79 that are set up to quantify the average amount of subscription and support revenue from your 10 largest customers in 2016. Please clarify whether this dollar amount is per customer.

We supplementally advise the Staff that the Company does not depend upon a single or a few customers, the loss of any one or more of which would have a material adverse effect on the Company. As disclosed on page F-10, no single customer accounted for 10 percent or more of the Company’s total revenue for 2014, 2015 and the nine months ended September 30, 2015 and 2016. We expect that we will revise the disclosure in the “Business” section of the Registration Statement in a subsequent amendment to include a discussion of representative customers of the Company, at which time we will disclose that no single customer accounted for 10 percent or more of the Company’s total revenue for these periods. In addition, we have revised the disclosure on pages 3, 56 and 81 to clarify that the average amount of subscription and support revenue in 2016 from the Company’s 10 largest customers as of December 31, 2016 is a dollar amount per customer.

14.	We note the risk factor disclosure on page 32 stating that you derive a portion of revenues from sales to federal, state, local and foreign governments, and that the success and growth of your business will continue to depend in part on procurement of government contracts. Please tell us what consideration you have given to quantifying the amount of your revenues attributable to government contracts or subcontracts. Refer to Item 101(c)(1)(ix) of Regulation S-K.

We supplementally advise the Staff that, while the Company’s sales to federal, state, local and foreign governments is one of many growth strategies that the Company is pursuing, these sales do not currently constitute a material part of its business. As a result, the Company does not believe that it is required to quantify the amount of its revenues attributable to government contracts or subcontracts pursuant to Item 101(c)(1)(ix) of Regulation S-K . The Company will continue to review and expand its disclosure in future filings to the extent that revenue attributable to government contracts or subcontracts becomes a material portion of its business.

Overview, page 78

15.	You state on page 54 that a growing number of customers are entering into multi-year subscriptions, which you typically invoice on an annual basis. Please consider disclosing the remaining amount of backlog to be billed under firm multi-year subscriptions currently in place, if material. Refer to Item 101(c)(1)(viii) of Regulation S-K.

We supplementally advise the Staff that a substantial majority of the Company’s subscription and support revenue is derived from subscriptions that are annual in duration and invoiced upfront. As a result, the Company does not believe that the amount of backlog associated with the unbilled portion of multi-year subscriptions has been material in any given period. To the extent that the amount of backlog to be billed under firm multi-year subscriptions becomes material, the Company will reconsider the disclosure required by Item 101(c)(1)(viii) of Regulation S-K. We have revised the disclosure on page 56 to clarify that the substantial majority of the Company’s subscription and support revenue is derived from subscriptions that are annual in duration and invoiced upfront.

Securities and Exchange Commission

December 22, 2016

Our Opportunity, page 81

16.	Please provide us with a detailed calculation of your market opportunity estimate once available. Disclose how you identify the number of operating companies worldwide and how you determined the cohorts.

We supplementally advise the Staff that we will provide the Staff with a detailed calculation of the Company’s market opportunity estimate once available, and will disclose how the Company identifies the number of operating companies worldwide and how it determined the cohorts.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

17.	You state on page 23 that a significant portion of your sales are generated through channel partners, particularly internationally. Please disclose your revenue recognition policies for sales through resellers and other channel partners, if material. Clarify in your disclosures if such revenue is recognized on a sell-in or sell-through basis and disclose the nature of, and accounting for, any return rights, rebates or price concessions offered to your resellers. Refer to ASC 605-50-50-1.

In response to the Staff’s comment, we have revised the disclosure on pages 74 and F-12 to include a discussion of the Company’s revenue recognition policies for sales through its channel partners.

Note 8. Stock Option Plan, page F-27

18.	Please provide us with breakdown of all options granted during fiscal year 2015 and to date in fiscal year 2016, and include the fair value of the underlying common stock at the date of grant as determined by your board of directors.

We supplementally advise the Staff that the Board of Directors of the Company (the “Board”) granted stock options during the period from January 1, 2015 through September 30, 2016 as summarized below:

Grant Date	Number of Options Granted	Exercise Price Per Share Determined by the Board ($)	Deemed Fair Value of Common Stock Per Share ($)
February 03, 2015	4,068,054	2.60	2.60
June 13, 2015	1,343,549	7.14	7.14
July 22, 2015	512,362	7.14	7.14
September 02, 2015	391,800	7.88	7.88
October 27, 2015	438,546	7.93	7.93
May 04, 2016	2,270,156	7.06	7.28
June 16, 2016	4,614,335	7.28	7.28

Securities and Exchange Commission

December 22, 2016

The Board has also granted stock options subsequent to September 30, 2016 at exercise prices ranging from $9.80 to $11.10. The Company is in the process of determining the deemed fair value of common stock per share for such grants and will provide such information to the Staff once it has been determined.

Note 13. Subsequent Events, page F-34

19.	You state on page 6 that options to purchase 1,417,635 share of common stock were granted after September 30, 2016. Please revise to include a discussion of any awards granted after the latest balance sheet date and include the expected impact such awards will have on stock-based compensation in future periods.

In response to the Staff’s comment, we have revised the disclosure on page F-34 to disclose the number and exercise price of stock options granted after the latest balance sheet date. We supplementally advise the Staff that we will revise the disclosure on page F-34 in a subsequent amendment to the Registration Statement to disclose the expected impact such awards will have on stock-based compensation once that is determined.

General

20.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we are supplementally providing the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been presented to date by the Company, or individuals authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

21.	If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms.

We supplementally advise the Staff that the Company intends to use additional graphics in the prospectus and will submit such materials to the Staff as soon as they are completed.

* * * *

Securities and Exchange Commission

December 22, 2016

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3969 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jon C. Avina Jon C. Avina

cc:	Greg Schott, MuleSoft, Inc.
Rob Horton, MuleSoft, Inc.
Matt Langdon, MuleSoft, Inc.

Rezwan D. Pavri, Goodwin Procter LLP
Anthony J. McCusker, Goodwin Procter LLP
Andrew T. Hill, Goodwin Procter LLP